UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 3, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON to list on the Euronext Amsterdam

Amsterdam (3 April 2017) – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 235 million customers, today announces the listing and trading of shares of VEON on Euronext Amsterdam to start tomorrow 4 April 2017.

Jean-Yves Charlier, Chief Executive Officer of VEON, said: “Listing in Amsterdam is a major milestone in our transformation, as we build a global technology company with a compelling propositions to both customers and investors. Trading on the Euronext Amsterdam will give us stronger access to European investors and the opportunity for inclusion in key indices.”

Second listing and start of trading

VEON (formerly known as VimpelCom) first listed on the New York Stock Exchange in 1996, and now trades on the NASDAQ Global Select Market since 2013. The listing on Euronext Amsterdam provides VEON with the opportunity to broaden its access to Eurozone capital markets, raise its profile and visibility among European-based investors, potential index inclusion and increase its liquidity.

The Euronext Amsterdam is a logical choice to list given that VEON’s headquarters has been based in the Netherlands since 2010 and the company now employs a workforce of over 500 staff in the Dutch capital, comprising a mix of, digital, technology, engineering, legal, marketing and policy & communications talent.

No new shares are issued in connection with the dual listing. VEON will continue to trade on the NASDAQ Global Select Market. The market capitalization currently amounts to over USD 7 billion.

The Dutch Authority for the Financial Markets (AFM) approved VEON’s prospectus for admission of its entire ordinary share capital to be listed and traded on Euronext Amsterdam. A copy of the prospectus has been published on the VEON corporate website www.veon.com (Investor Relations section, “quarterly reports, 20-F and other filings”) and is also available electronically via the website of the AFM (www.AFM.nl).

Shares of VEON are expected to start trading in Amsterdam tomorrow at 0900 CET under the symbol VEON. The depositary bank has agreed to waive the cancellation fees for the first 70 million NASDAQ listed ADSs transferred into ordinary shares at Euronext Amsterdam.

Jean-Yves Charlier, CEO of VEON will sound the gong to open trading for the day and to mark the first day of trading in VEON shares on Euronext Amsterdam.

Rebrand and Company repositioning

The Company’s intention to change its name to VEON was announced at Mobile World Congress on 27 February 2017 as part of the Company’s repositioning from a mobile telecom operator to global tech player. VEON intends to continue to build on its local brands’ strong awareness and focus on maintaining its strong market positions. VEON is the new name of the Company and a new personal internet platform that integrates powerful data analytics and artificial intelligence, with a fresh take on messaging capabilities, enabling users and communities to connect by voice, text, picture and video through a beautifully designed interface.

About VEON

VEON is a NASDAQ and Euronext Amsterdam listed global provider of connectivity, with the ambition to lead the personal internet revolution for the 235 million+ customers we currently serve, and many more in the years to come.

Follow us on Twitter @veondigital or visit our website @http://www.veon.com.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities’ Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar terms and phrases, including references to assumptions and forecasts of future results. Similarly, statements herein that describe the Company’s business or financial strategy, outlook, objectives, plans, intentions, goals or industry position also are forward-looking statements. The forward-looking statements included in this press release are based on management’s best assessment of the Company’s strategy, outlook, objectives, plans, intentions or goals, its position in the industry, its strategic and financial position, and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties, reasonable assumptions of its business objectives, plans, intentions or goals. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date of this press release hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

Contact Information

Investor Relations	Media and Public Relations

Bart Morselt	Ben Novick
ir@veon.com	pr@veon.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +44 207 487 25 83
Frank Jansen
pr@veon.com
Tel: +31 20 575 40 24